EXHIBIT 99.1



                             [PUBLICIS GROUPE LOGO]






                    CONSOLIDATED INTERIM FINANCIAL STATEMENTS

                            (FOR THE SIX MONTHS ENDED
                                 JUNE 30, 2006)

CONSOLIDATED INCOME STATEMENT

------------------------------------------------------------------------------------------------------------------------------------
                          MILLIONS OF EUROS                             NOTES       SIX MONTHS    SIX MONTHS ENDED  YEAR ENDED DEC.
                                                                                  ENDED JUNE 30,    JUNE 30, 2005       31, 2005
                                                                                       2006

------------------------------------------------------------------------------------------------------------------------------------

REVENUES                                                                                     2 122            1 932            4 127
Personnel expenses                                                                          (1 304)          (1 178)         (2 454)
Other operating expenses                                                                    (442)            (412)             (908)
OPERATING MARGIN BEFORE DEPRECIATION AND AMORTIZATION                                        376              342               765
Depreciation and amortization expense (excluding intangibles arising                         (53)             (54)             (116)
on acquisition)
OPERATING MARGIN                                                                             323              288               649
Amortization of intangibles arising on acquisition                                           (12)             (11)              (23)
Impairment                                                                                     -                -               (33)
Non-current income (expense)                                                                   1              (26)               59
OPERATING INCOME                                                                             312              251               652
Cost of net financial debt                                                                   (23)             (41)              (78)
Other financial income (expense)                                                              (9)              (4)              (14)
INCOME OF CONSOLIDATED COMPANIES BEFORE TAXES                                                280              206               560
Income taxes                                                                                 (87)             (68)             (157)
NET INCOME OF CONSOLIDATED COMPANIES                                                         193              138               403
Equity in net income of non-consolidated companies                                            17                5                11
NET INCOME                                                                                   210              143               414
Net income attributable to minority interests                                                 15               13                28
Net income attributable to equity holders of the parent                                      195              130               386
------------------------------------------------------------------------------------------------------------------------------------

PER SHARE DATA (IN EUROS)
------------------------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES                                                                   210 447 414       210 541 236      210 415 990
Net earnings per share                                                                 0.93             0.62              1.83
NUMBER OF SHARES - DILUTED                                                         241 491 601       233 978 190      233 816 994
Net earnings per share - diluted                                                       0.87             0.61              1.76
------------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET


-------------------------------------------------------------------------------------------------------------
                   MILLIONS OF EUROS                      NOTES      JUNE 30, 2006    DECEMBER 31, 2005 (1)

-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
ASSETS
Goodwill, net
                                                                                2 846               2 883
Intangible assets, net                                                        718                 763
Property assets  equipment, net                                               550                 580
Deferred tax assets                                                           208                 216
Investments accounted for the equity method                                    46                  33
Other financial assets                                                        110                 118
NON-CURRENT ASSETS                                                              4 478               4 593

Inventory and costs billable to clients                                       570                 580
Accounts receivable                                                             4 259               4 145
Other receivables and other current assets                                    517                 446
Cash and cash equivalents                                                       1 612               1 980
CURRENT ASSETS                                                                  6 958               7 151

TOTAL ASSETS                                                                   11 436              11 744
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Capital stock                                                                     79                  79
Additional paid-in capital and retained earnings                               1 838               2 006
Shareholders' equity                                                           1 917               2 085
Minority interests                                                            21                  20
TOTAL EQUITY                                                                   1 938               2 105

Long-term financial debt (more than 1 year)                                    1 949               1 913
Deferred tax liabilities                                                     194                 220
Long-term provisions                                                         542                 539
NON-CURRENT LIABILITIES                                                        2 685               2 672

Accounts payable                                                               5 002               5 030
Short-term financial debt (less than 1 year)                                 193                 224
Income taxes payable                                                         234                 263
Short-term provisions                                                         96                 120
Other creditors and other current liabilities                                  1 288               1 330
CURRENT LIABILITIES                                                            6 813               6 967

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                    11 436              11 744
-------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
Net financial debt                                                           532                 207
----------------------------------------------------------------------------------------------------------


(1) AFTER RECLASSIFICATION OF RECEIVABLES AND PAYABLES ON MEDIA SPACE
TRANSACTIONS (SEE NOTE 1).

CONSOLIDATED CASH FLOW STATEMENT


---------------------------------------------------------------------------------------------------------------------------------
                              MILLIONS OF EUROS                                 JUNE 30, 2006    JUNE 30, 2005   FULL YEAR 2005
                                                                                                      (1)
---------------------------------------------------------------------------------------------------------------------------------
I- CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                                         210              143              414
     Income taxes                                                                        87               68              157
     Cost of net financial debt                                                          23               41               78
     Capital (gains) losses on disposal (before tax)                                     (1)              26              (58)
     Depreciation, amortization and impairment on property and equipment and             65               65              172
     intangible assets
     Non-cash expenses on stock options and similar items                                 7               10               20
     Other non-cash income and expenses                                                   8                6               11
     Equity in net income of unconsolidated companies                                   (17)              (5)             (11)
     Dividends received from equity accounted investments                                 4                3                9
     Restructuring expenditure                                                           (9)             (18)             (30)
     Taxes paid                                                                        (119)             (92)            (167)
     Interest paid                                                                      (41)             (55)             (93)
     Interest received                                                                   30               19               44
     Change in working capital requirements (2)                                        (243)            (536)              74
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                 4             (325)             620

II- CASH FLOWS FROM INVESTING ACTIVITIES
     Purchases of property and equipment and intangible assets                          (36)             (34)             (83)
     Proceeds from sale of property and equipment and intangible assets                   1                3                8
     Proceeds from sale of investments and other financial assets, net                   (4)              (2)               7
     Acquisitions of subsidiaries                                                       (39)             (35)             (71)
     Disposals of subsidiaries                                                            7                -               98
NET CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES                              (71)              (68)             (41)


III- CASH FLOWS FROM FINANCING ACTIVITIES
     Dividends paid to parent company shareholders                                        -                -              (55)
     Dividends paid to minority shareholders of subsidiaries                            (12)             (13)             (19)
     Cash received on new borrowings                                                      5              767              747
     Reimbursement of borrowings                                                        (50)            (465)            (460)
     Net purchases of treasury stock and equity warrants                               (211)               7                7
NET CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES                              (268)             296              220

IV- IMPACT OF EXCHANGE RATE FLUCTUATIONS                                               (33)                66               72


NET CHANGE IN CONSOLIDATED CASH FLOWS (I + II + III + IV)                              (368)             (31)             871
---------------------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at January 1                                               1 980            1 186            1 186
     Bank overdrafts at January 1                                                       (95)            (172)            (172)
                                                                                        ----            -----            -----
     Net cash and cash equivalents at beginning of year                                   1 885            1 014            1 014

     Cash and cash equivalents at end of the period                                       1 612            1 094            1 980
     Bank overdrafts at end of the period                                               (95)            (111)             (95)
                                                                                        ----            -----             ----
     Net cash and cash equivalents at end of the period                                   1 517          983                1 885
     NET CHANGE IN CASH AND CASH EQUIVALENTS                                           (368)             (31)             871
---------------------------------------------------------------------------------------------------------------------------------

(2) BREAKDOWN OF CHANGE IN WORKING CAPITAL REQUIREMENTS

---------------------------------------------------------------------------------------------------------------------------------
     Change in inventory and costs billable to clients                                  (21)              78              (97)
     Change in accounts receivable and other receivables                               (390)            (338)            (391)
     Change in accounts payable, other creditors and  provisions                        168             (276)             562
                                                                                        ---             -----             ---
     CHANGE IN WORKING CAPITAL REQUIREMENTS                                            (243)            (536)              74
---------------------------------------------------------------------------------------------------------------------------------
(1) THE DIVIDENDS VOTED BY THE SHAREHOLDERS OF THE PARENT COMPANY IN JUNE 2005
FOR AN AMOUNT OF (EURO) 55 MILLION WERE PAID IN JULY 2005. IN CONSEQUENCE, THEY
HAVE BEEN RECLASSIFIED FROM THE "DIVIDENDS PAID TO PARENT COMPANY SHAREHOLDERS"
CAPTION INTO THE "CHANGE IN WORKING CAPITAL REQUIREMENT" CAPTION (SEE NOTE 1).

                                                                               4

                  STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY


------------------------------------------------------------------------------------------------------------------------------------
                                                                                               GAINS AND
                             MILLIONS OF EUROS                         ADDITIONAL RESERVES     LOSSES      SHARE-   MINORITY  TOTAL
  NUMBER OF                                                   SHARE    PAID-IN    AND          RECOGNIZED  HOLDER'S INTERESTS EQUITY
    SHARES                                                    CAPITAL  CAPITAL    RETAINED     THROUGH     EQUITY
                                                                                  EARNINGS     EQUITY
------------------------------------------------------------------------------------------------------------------------------------
 195 471 061    JANUARY 1, 2005 BEFORE DEDUCTION OF TREASURY       78        2 537   (692)        38           1 961   31      1 992
                STOCK
------------------------------------------------------------------------------------------------------------------------------------
(13 382 843)    DEDUCTION OF TREASURY STOCK EXISTING AT                              (332)                  (332)              (332)
                JANUARY 1 (A)
------------------------------------------------------------------------------------------------------------------------------------
 182 088 218    January 1, 2005 after deduction of treasury        78        2 537     (1 024)    38           1 629   31      1 660
                stock
------------------------------------------------------------------------------------------------------------------------------------
                Change in value of available for sale                                             (5)         (5)                (5)
                investments
                Hedge on net investment                                                           10          10                  10
                Change in cumulative translation adjustment                                       69          69        4         73
------------------------------------------------------------------------------------------------------------------------------------
                GAINS AND LOSSES RECOGNIZED THROUGH EQUITY                                        74          74        4         78
------------------------------------------------------------------------------------------------------------------------------------
                Net income for the period                                             130                    130       13        143
------------------------------------------------------------------------------------------------------------------------------------
                TOTAL RECOGNIZED INCOME AND EXPENSES FOR THE                          130         74         204       17        221
                PERIOD
------------------------------------------------------------------------------------------------------------------------------------
    9 880       Increase in capital stock of Publicis Groupe
                SA
                Dividends paid                                                        (55)                   (55)     (13)      (68)
                Share-based compensation                                               10                     10                  10
                Buyback of equity warrants (BSA)                                       (1)                    (1)                (1)
                Partial early redemption of the 2018 Oceane                            (9)                    (9)                (9)
                (equity component)
                Effect of acquisitions and of commitments to                                                           (8)       (8)
                purchase minority interests
------------------------------------------------------------------------------------------------------------------------------------
 195 480 941    JUNE 30, 2005 BEFORE DEDUCTION OF TREASURY         78        2 537   (617)       112           2 110   27      2 137
                STOCK (1)
------------------------------------------------------------------------------------------------------------------------------------
   292 834      Purchases/sales of treasury stock (B)                                   8                      8                   8
------------------------------------------------------------------------------------------------------------------------------------
(13 090 009)    Deduction of treasury stock existing at June                         (324)                  (324)              (324)
                30, 2005 (C=A+B)
------------------------------------------------------------------------------------------------------------------------------------
 182 390 932    JUNE 30, 2005 AFTER DEDUCTION OF TREASURY          78        2 537   (941)       112           1 786   27      1 813
                STOCK (1)
------------------------------------------------------------------------------------------------------------------------------------

(1) AFTER ADJUSTMENTS DETAILED IN NOTE 1 - ACCOUNTING POLICIES



------------------------------------------------------------------------------------------------------------------------------------
                                                                                            GAINS AND
NUMBER OF                                                             ADDITIONAL RESERVES   LOSSES      SHARE-     MINORITY    TOTAL
  SHARES                     MILLIONS OF EUROS               SHARE    PAID-IN    AND        RECOGNIZED  HOLDER'S   INTERESTS  EQUITY
                                                             CAPITAL  CAPITAL    RETAINED   THROUGH     EQUITY
                                                                                 EARNINGS   EQUITY
------------------------------------------------------------------------------------------------------------------------------------
197 109 010     JANUARY 1, 2006 BEFORE DEDUCTION OF               79        2 584   (402)       147          2 408    20       2 428
                TREASURY STOCK
------------------------------------------------------------------------------------------------------------------------------------
(13 039 764)    Deduction of treasury stock existing at                             (323)                 (323)                (323)
                January 1 (a)
------------------------------------------------------------------------------------------------------------------------------------
184 069 246     JANUARY 1, 2006 AFTER DEDUCTION OF TREASURY       79        2 584   (725)       147          2 085    20       2 105
                STOCK
------------------------------------------------------------------------------------------------------------------------------------
                Change in value of available for sale                                            (6)        (6)                  (6)
                investments
                Hedge on net investment                                                          (2)        (2)                  (2)
                Change in cumulative translation adjustment                                     (82)       (82)       (1)       (83)
------------------------------------------------------------------------------------------------------------------------------------
                GAINS AND LOSSES RECOGNIZED THROUGH EQUITY                                      (90)       (90)       (1)       (91)
------------------------------------------------------------------------------------------------------------------------------------
                Net income for the period                                            195                   195        15        210
------------------------------------------------------------------------------------------------------------------------------------
                TOTAL RECOGNIZED INCOME AND EXPENSES FOR                             195        (90)       105        14        119
                THE PERIOD
------------------------------------------------------------------------------------------------------------------------------------
2 500           Increase in capital stock of Publicis
                Groupe SA
                Dividends paid                                                       (66)                  (66)      (12)       (78)
                Share-based compensation                                               7                     7                    7
                Buyback of equity warrants (BSA)                                    (201)                 (201)                (201)
                Additional interest on Oranes                                         (1)                   (1)                  (1)
                Effect of acquisitions and of commitments                                                             (1)        (1)
                to purchase minority interests
------------------------------------------------------------------------------------------------------------------------------------
197 111 510     JUNE 30, 2006 BEFORE DEDUCTION OF TREASURY        79        2 584   (468)        57          2 252    21       2 273
                STOCK
------------------------------------------------------------------------------------------------------------------------------------
(358 550)       Purchases/sales of treasury stock (B)                                (12)                  (12)                 (12)
------------------------------------------------------------------------------------------------------------------------------------
13 398 314      Deduction of treasury stock existing at                             (335)                 (335)                (335)
                June 30, 2006
               (A=B+C)
------------------------------------------------------------------------------------------------------------------------------------
183 713 196     JUNE 30, 2006 AFTER DEDUCTION OF TREASURY         79        2 584   (803)        57          1 917    21       1 938
                STOCK
------------------------------------------------------------------------------------------------------------------------------------




-----------------------------------------------------------------------------------------------------------------------------
                   MILLIONS OF EUROS                          JUNE 30, 2006          JUNE 30, 2005       DECEMBER 31, 2005
-----------------------------------------------------------------------------------------------------------------------------
                                                                   105                    105                  105
Revaluation of property
                                                                    18                     35                   24
Revaluation of available for sale investments
 Hedge on net investment                                            7                      10                    9
 Cumulative translation adjustment                                 (73)                   (38)                   9
-----------------------------------------------------------------------------------------------------------------------------
 TOTAL GAINS AND LOSSES RECOGNIZED THROUGH EQUITY                   57                    112                  147
-----------------------------------------------------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



1.    ACCOUNTING POLICIES
The Publicis Group's consolidated financial statements are prepared in accordance with IAS/ IFRS international standards applicable at June 30, 2006 as approved by the European Union. The half year consolidated interim financial statements are prepared in accordance with IAS 34 "Interim financial reporting".

The accounting policies applied at June 30, 2006 are identical to those applied in the consolidated financial statements published at December 31, 2005, with the exception of the change in balance sheet presentation described below.

The half year consolidated interim financial statements at June 30, 2006 and the notes included therein were authorized for issue by the Management Board meeting of July 24, 2006 and were reviewed by the Supervisory Board of July 26, 2006.

EFFECT OF IFRS STANDARDS AND INTERPRETATIONS APPLICABLE AS FROM JANUARY 1, 2006

Publicis adopted the following interpretations and amendments to IFRS which were obligatorily applicable as from January 1, 2006:
        - IFRIC 4 "Determining whether an arrangement contains a lease",
        - Amendment to IAS 19 "Employee benefits",
        - Amendments to IAS 39 "Cash flow hedge accounting of forecast intra-group transactions" and "Fair value option",
        - Amendment to IAS 39 and IFRS 4 on financial guarantees,
        - Amendment to IAS 21 on net foreign investments.

Application of these texts did not have a material impact on the Group's financial statements. In particular, Publicis did not elect for the fair value option provided by the IAS 39 amendment "Fair value option" and did not elect to recognize actuarial gains and losses outside the income statement in accordance with the option provided by IAS 19.


A) MODIFICATION OF THE FINANCIAL STATEMENTS AT JUNE 30, 2005

     The opening IFRS balance sheet at January 1, 2004 was finalized at the time of preparation of the consolidated financial statements at December 31, 2005. As a result, the consolidated financial statements at June 30, 2005 were modified in comparison with the published interim financial statements in the following manner:
        - Reduction in shareholders' equity of 134 M(euro) following the recognition of deferred tax liabilities relating to the tradenames recognized on the acquisition of Bcom3,
        - Increase in shareholders' equity of 26 M(euro) relating to the accounting treatment of the finance lease of the Chicago building.

     All of these changes resulted in a reduction in shareholders' equity at June 30, 2005 of 108 M(euro). The impact on the results for the first half of 2005 is immaterial.

B) CHANGE IN BALANCE SHEET PRESENTATION

     All receivables and payables on media space purchases, including those where the Group acts as an agent, are henceforth classified in the "Accounts receivable" and "Accounts payable" captions. The effects of this change in balance sheet presentation at December 31, 2005 are presented hereafter:


-----------------------------------------------------------------------------------------------------------------
                                           BALANCE SHEET AT                                 BALANCE SHEET AT
           MILLIONS OF EUROS              DECEMBER 31, 2005 -      RECLASSIFICATIONS      DECEMBER 31, 2005 -
                                               PUBLISHED                                AFTER RECLASSIFICATIONS
-----------------------------------------------------------------------------------------------------------------

Accounts receivable                              4 014                    131                    4 145
Other receivables and other current                577                   (131)                      446
assets
-----------------------------------------------------------------------------------------------------------------

Accounts payable                                 4 605                    425                    5 030
Other creditors and other current                1 755                   (425)                   1 330
liabilities
-----------------------------------------------------------------------------------------------------------------


C) ADJUSTMENT TO CASH FLOW STATEMENT AT JUNE 30, 2005

     The cash flow statement published in respect of the half year ended June 30, 2005 presented the dividends voted by the shareholders of Publicis Groupe SA under the "Dividends paid to parent company shareholders", even though these dividends were not paid until the start of July 2005. As a consequence, these dividends, representing an amount of 55 M(euro), have been reclassified from the "Dividends paid to parent company shareholders" caption to the "Change in working capital requirements" caption.

2. CHANGES IN THE SCOPE OF CONSOLIDATION

2.1 ACQUISITIONS IN THE PERIOD

The main acquisitions in the period were as follows:
         - In March 2006, the Group acquired 60% of Solutions Integrated Marketing Services, leader in marketing services in India,
         - In April 2006, the Group acquired 100% of a Belgian agency Duval Guillaume, the largest independent advertising and marketing services agency in the country,
         - In May 2006, the Group acquired 51% of Yorum, Allmedia, Bold and Zone, which are Turkish advertising and communications agencies.

All acquisitions in the period, taken together, represent less than 0.5 % of consolidated revenues and made a positive contribution of less than 0.5 % to net income attributable to equity holders of the parent.

2.2 DISPOSALS IN THE PERIOD

The Group did not make any material disposal in the period.


3. PERSONNEL EXPENSES AND HEADCOUNT


Personnel expenses include salaries, commissions, bonuses, employee profit sharing and holiday pay. They also include expenses related to stock option plans and expenses related to pensions (excluding the net effect of unwinding of discount on benefit obligations which is included in "Other financial income (expense)").


---------------------------------------------------------------------------
               MILLIONS OF EUROS                  JUNE 30,   JUNE 30, 2005
                                                    2006
---------------------------------------------------------------------------
Remuneration                                            1 037      941
Social security expenses                              174          154
Post-employment benefits                               38           32
Stock-option expense                                    7           10
Temporaries and freelances                             48           41
---------------------------------------------------------------------------
TOTAL                                                   1 304        1 178
---------------------------------------------------------------------------



BREAKDOWN OF HEADCOUNT

BY GEOGRAPHICAL AREA:

----------------------------------------------------------------------------
                                                 JUNE 30, 2006   JUNE 30,
                                                                 2005
----------------------------------------------------------------------------
Europe                                                   15 320        14 429
North America                                            12 026        11 484
Rest of the world                                        12 477        11 574
----------------------------------------------------------------------------
TOTAL                                                    39 823        37 487
----------------------------------------------------------------------------


4. DEPRECIATION, AMORTIZATION AND IMPAIRMENT


--------------------------------------------------------------------------- ----------------- ----------------
                            MILLIONS OF EUROS                                JUNE 30, 2006     JUNE 30, 2005
--------------------------------------------------------------------------- ----------------- ----------------

Amortization expense on other intangible assets (excluding intangibles              (8)               (8)
arising on acquisition)
Depreciation of property and equipment                                             (45)              (46)
                                                                            ----------------- ----------------
DEPRECIATION AND AMORTIZATION EXPENSE (EXCLUDING INTANGIBLES ARISING ON            (53)              (54)
ACQUISITION)
                                                                                   (12)              (11)
AMORTIZATION OF INTANGIBLES ARISING ON ACQUISITION
                                                                                     -                 -
Impairment of intangibles arising on acquisition
Impairment of goodwill                                                               -                 -
Impairment of property and equipment                                                 -                 -
                                                                            ----------------- ----------------
IMPAIRMENT                                                                           -                 -

--------------------------------------------------------------------------- ----------------- ----------------
TOTAL DEPRECIATION, AMORTIZATION AND IMPAIRMENT                                    (65)              (65)
--------------------------------------------------------------------------- ----------------- ----------------



5. NON-CURRENT INCOME (EXPENSE)


This caption brings together unusual items of income and expense. It notably includes capital gains and losses on disposal of assets.



----------------------------------------------------------------------------------------------------------
                          MILLIONS OF EUROS                              JUNE 30, 2006     JUNE 30, 2005
----------------------------------------------------------------------------------------------------------
Capital gains (losses) on disposal of assets                                     1               (4)
Capital gains (losses) on redemption of financing instruments (1)                -              (22)
Other non-current income (expense)                                               -                -
----------------------------------------------------------------------------------------------------------
NON-CURRENT INCOME (EXPENSE)                                                     1              (26)
----------------------------------------------------------------------------------------------------------
(1)      AT JUNE 30, 2005, THIS REPRESENTS THE CAPITAL LOSS ON REDEMPTION OF 62.36% OF THE OCEANE 2018.



6.       NET FINANCIAL COSTS


------------------------------------------------------------------------------------------------------------
                          MILLIONS OF EUROS                             JUNE 30, 2006      JUNE 30, 2005
------------------------------------------------------------------------------------------------------------
Interest expense on loans and bank overdrafts                                 (53)               (55)
Interest expense on finance lease obligations                                  (5)                (5)
Interest income                                                                35                 19
------------------------------------------------------------------------------------------------------------
COST OF NET FINANCIAL DEBT                                                    (23)               (41)
------------------------------------------------------------------------------------------------------------
Foreign exchange gains (losses)                                                 9                  -
Change in the fair value of derivatives                                       (10)                 1
Financial expense related to unwinding of discount on long-term                (3)                (3)
vacant property provisions (at a rate of 5%)
Net financial expense related to unwinding of discount on pension              (5)                (3)
provisions
Dividends received from unconsolidated companies                                -                  1
------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL INCOME (EXPENSE)                                               (9)                (4)
------------------------------------------------------------------------------------------------------------
NET FINANCIAL COSTS                                                           (32)               (45)
------------------------------------------------------------------------------------------------------------


7. INCOME TAXES


The income tax expense for the interim period ended June 30, 2006 is calculated by applying the estimated average effective rate for the full year to the pre-tax result for the interim period.

On this basis, the effective tax rate is 31 % for the first half of 2006 as against 33% for the first half of 2005.


8. EARNINGS PER SHARE AND DILUTED EARNINGS PER SHARE


------------------------------------------------------------------------------------------------------------------------
                                                                                  JUNE 30, 2006        JUNE 30, 2005
------------------------------------------------------------------------------------------------------------------------
NET INCOME USED FOR THE CALCULATION OF EARNINGS PER SHARE (IN MILLIONS
OF EUROS)

Net income attributable to equity holders of the parent                    a                195                  130

IMPACT OF DILUTIVE INSTRUMENTS:
-        Savings in financial expenses related to the conversion of debt
   instruments, net of tax (1)                                                               16                   12
                                                                               -----------------------------------------

Net income attributable to equity holders of the parent - diluted          b                211                  142


NUMBER OF SHARES USED FOR THE CALCULATION OF EARNINGS PER SHARE

Average number of shares in circulation (after deduction of treasury                        183 891 221          182 416 236
shares)

Shares to be issued to redeem the ORANEs                                                     26 556 193           28 125 000
                                                                               -----------------------------------------

Average number of shares used for the calculation                          c                210 447 414          210 541 236

IMPACT OF DILUTIVE INSTRUMENTS:
- Effect of exercise of dilutive stock options                                                2 043 274          264 541
- Effect of exercise of equity warrants                                                         344 166                -
- Shares resulting from the conversion of the convertible bonds                              28 656 747           23 172 413
                                                                               -----------------------------------------
Number of shares - diluted                                                d                 241 491 601          233 978 190
------------------------------------------------------------------------------------------------------------------------

(IN EUROS)
------------------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE                                                        a/c          0.93                0.62

EARNINGS PER SHARE - DILUTED                                              b/d          0.87                0.61
------------------------------------------------------------------------------------------------------------------------
(1)  THE ONLY ANTI-DILUTIVE INSTRUMENTS AT JUNE 30, 2006 ARE THE STOCK-OPTIONS
     WHOSE EXERCISE PRICE IS GREATER THAN THE AVERAGE SHARE PRICE DURING THE
     PERIOD. AT JUNE 30, 2005, THE EQUITY WARRANTS AND THE 2018 OCEANES WERE
     ALSO ANTI-DILUTIVE AND WERE THUS NOT TAKEN INTO ACCOUNT IN THIS
     CALCULATION.




------------------------------------------------------------------------------------------------------------------------
                                                                                  JUNE 30, 2006        JUNE 30, 2005
------------------------------------------------------------------------------------------------------------------------
NET INCOME USED FOR THE CALCULATION OF HEADLINE EARNINGS PER SHARE (1)
(IN MILLIONS OF EUROS)

Net income attributable to equity holders of the parent                                     195                  130

ITEMS EXCLUDED:

-  Amortization of intangibles arising on acquisition, net of tax                             7                    7

-  Impairment, net of tax                                                                     -                    -

-  Capital loss on the early redemption of the OCEANE 2018, net of tax                        -                   16
                                                                               -----------------------------------------

Adjusted net income attributable to equity holders of the parent           e                202                  153

IMPACT OF DILUTIVE INSTRUMENTS:
-        Savings in financial expenses related to the conversion of debt                    16                   12
   instruments, net of tax
                                                                               -----------------------------------------

Adjusted net income attributable to equity holders of the parent -         f                218                  165
diluted


NUMBER OF SHARES USED FOR THE CALCULATION OF EARNINGS PER SHARE

Average number of shares in circulation  (after deduction of treasury                       183 891 221          182 416 236
shares)

Shares to be issued to redeem the ORANEs                                                     26 556 193           28 125 000
                                                                               -----------------------------------------

Average number of shares used for the calculation                          c                210 447 414          210 541 236

IMPACT OF DILUTIVE INSTRUMENTS:
- Effect of exercise of dilutive stock options                                                2 043 274          264 541
- Effect of exercise of equity warrants                                                         344 166                -
- Shares resulting from the conversion of the convertible bonds
                                                                                             28 656 747           23 172 413
                                                                               -----------------------------------------
Number of shares - diluted
                                                                           d                241 491 601          233 978 190
------------------------------------------------------------------------------------------------------------------------

(IN EUROS)
------------------------------------------------------------------------------------------------------------------------

HEADLINE EARNINGS PER SHARE (1)                                           e/c          0.96                0.73

HEADLINE EARNINGS PER SHARE (1)  - DILUTED                                f/d          0.90                0.71
------------------------------------------------------------------------------------------------------------------------
(1)  EARNINGS PER SHARE BEFORE AMORTIZATION OF INTANGIBLES ARISING ON
     ACQUISITION, IMPAIRMENT, CAPITAL LOSS ON THE EARLY REDEMPTION OF THE OCEANE
     2018, NET OF TAX



It should be noted that the following operations affecting ordinary shares or potential ordinary shares took place during the half year period:
         - Exercise of the put on the OCEANE 2018 in January 2006: 1,149,587 OCEANEs were redeemed, thus eliminating an equivalent number of potential shares.
         - Public equity warrant buyback offer closed on February 14, 2006: the offer resulted in the buyback of 22,107,049 equity warrants, leading to the elimination of an equivalent number of potential shares.

9. GOODWILL

CHANGES IN GOODWILL



----------------------------------------------------------------------------------------------------------
                  MILLIONS OF EUROS                      GROSS VALUE       IMPAIRMENT       NET VALUE
----------------------------------------------------------------------------------------------------------
AT JANUARY 1, 2005                                              2 732          (109)               2 623
----------------------------------------------------------------------------------------------------------
Acquisitions  / impairment                                     72                (6)              66
Changes related to the recognition of commitments to           50                 -               50
purchase minority interests (1)
Disposals and derecognition                                    (8)                -               (8)
Translation adjustment and other                              160                (8)             152
----------------------------------------------------------------------------------------------------------
DECEMBER 31, 2005                                               3 006          (123)               2 883
----------------------------------------------------------------------------------------------------------
Acquisitions  / impairment                                     64                 -               64
Changes related to the recognition of commitments to           16                 -               16
purchase minority interests (1)
Disposals and derecognition                                   (11)               11                -
Translation adjustment and other                             (121)                4             (117)
----------------------------------------------------------------------------------------------------------
JUNE 30, 2006                                                   2 954          (108)               2 846
----------------------------------------------------------------------------------------------------------
    (1 ) WHILE AWAITING A SPECIFIC IFRS OR AN IFRIC INTERPRETATION, COMMITMENTS
   TO PURCHASE MINORITY INTERESTS HAVE BEEN RECOGNIZED IN FINANCIAL DEBT WITH
   THE DOUBLE ENTRY BEING BOOKED TO MINORITY INTERESTS AND, FOR THE BALANCE, TO
   GOODWILL. ANY FUTURE CHANGES IN SUCH MINORITY INTERESTS AS WELL AS ANY CHANGE
   IN THE VALUATION OF SUCH COMMITMENTS WILL MODIFY THE RELATED GOODWILL
   BALANCE.



At June 30, 2006, the gross value of goodwill resulting from the Bcom3 acquisition amounts to 1,826 M(euro). Impairment recognized in respect of this goodwill amounts to 9 M(euro) at June 30, 2006. It corresponds to the amount of tax loss carryforwards of Bcom3 used since 2004.


10. INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD


Investments accounted for by the equity method at June 30, 2006 amounted to 46 M(euro) (as against 33 M(euro) at December 31, 2005).


Changes in this account caption in the first half of 2006 were as follows:


-------------------------------------------------------------------
                MILLIONS OF EUROS                 CARRYING AMOUNT
-------------------------------------------------------------------
AMOUNT AT JANUARY 1, 2006                                 33
-------------------------------------------------------------------
Acquisitions                                               5
Disposals                                                 (2)
Group share of earnings of equity accounted               17
investments
Dividends paid                                            (4)
Effect of translation and other                           (3)
-------------------------------------------------------------------
AMOUNT AT JUNE 30, 2006                                   46
-------------------------------------------------------------------



The main entities accounted for under the equity method are Bartle, Bogle Hegarty (BBH), International Sports and Entertainment (iSe) and Burrell Communications. The carrying amounts of the investments in BBH, iSe and Burrell Communications amount, respectively, to 13 M(euro), 11 M(euro) and 8 M(euro). iSe, which was created jointly in 2003 between Publicis (45%) and Dentsu (45%), managed the "Hospitality and Prestige Ticketing" program in respect of the 2006 World Cup Football Championship.

11. OTHER FINANCIAL ASSETS


Other financial assets are principally comprised of investments considered to be available-for-sale.

The portion of other financial assets maturing in less than one year is classified in current assets.


------------------------------------------------------------------------------------------------
                MILLIONS OF EUROS                     JUNE 30, 2006        DECEMBER 31, 2005
------------------------------------------------------------------------------------------------
Available-for-sale financial assets
     - IPG shares (1.23% of the share capital)              35                      43
     - Other                                                 7                      10
Loans and advances to equity accounted and                   7                       6
non-consolidated companies
Other non-current financial assets                          87                      86
------------------------------------------------------------------------------------------------
GROSS VALUE                                                136                     145
Provisions                                                 (26)                    (27)
------------------------------------------------------------------------------------------------
NET VALUE                                                  110                     118
------------------------------------------------------------------------------------------------



12. SHAREHOLDERS' EQUITY


The statement of changes in shareholders' equity is presented on page 5.

SHARE CAPITAL OF THE PARENT COMPANY

Publicis Groupe SA's share capital did not change materially during the first half of 2006. At June 30, 2006 the company's share capital was 78 844 604 euros, comprised of 197 111 510 shares with a par value of 0.40 euro each.

BUYBACK OF EQUITY WARRANTS

 In the context of its program to simplify its balance sheet, Publicis Groupe SA completed a buyback of 22,107,049 of its equity warrants in February 2006, representing nearly 80% of such equity warrants in circulation, for a total amount of 199 M(euro). The total impact on shareholders' equity, including buyback expenses, amounted to 201 M(euro).

DEDUCTION OF TREASURY STOCK EXISTING AT JUNE 30, 2006

Treasury stock held at the end of the period, including treasury stock held in the context of the liquidity contract, is deducted from shareholders' equity.

The following movements took place on the treasury stock portfolio in the first half of 2006:


-----------------------------------------------------------------------------------
          (MILLIONS OF EUROS EXCEPT SHARES)             NUMBER OF     GROSS VALUE
                                                          SHARES
-----------------------------------------------------------------------------------
TREASURY STOCK HELD AT DECEMBER 31, 2005(1)                      13 039 764 323
Options exercised                                               (32 950)     (1)
Other movements at June 30, 2006 (1)                            391 500      13
-----------------------------------------------------------------------------------
TREASURY STOCK HELD AT JUNE 30, 2006 (1)                         13 398 314 335
-----------------------------------------------------------------------------------
(1) INCLUDING SHARES HELD UNDER THE LIQUIDITY CONTRACT



DIVIDENDS
Publicis Groupe SA made a dividend payment of 66 M(euro) at the start of July 2006. This payment will not have any tax impact for the company.

13. PROVISIONS AND CONTINGENT LIABILITIES

PROVISIONS


----------------------------- ----------- ----------- ------------ -------------- ------------ ----------- -----------
                              RE-STRUCTURING VACANT       SUB-TOTAL   PENSIONS AND   LITIGATION     OTHER
     MILLIONS OF EUROS                       PROPERTY                    OTHER      AND CLAIMS                 TOTAL
                                                                   POST-EMPLOYMENT
                                                                     BENEFITS
----------------------------- ----------- ----------- ------------ -------------- ------------ ----------- -----------
JANUARY 1, 2005                   56          176        232             242          46          123         643
Increases                         10            8         18              22           5           32          77
Releases on use                  (35)         (21)       (56)            (22)          -          (14)        (92)
Other releases                     -            -          -               -           -           (1)         (1)
Changes to scope of                -            -          -               -           -           (4)         (4)
consolidation
Translation and other              3           19         22               1          (3)          16          36
----------------------------- ----------- ----------- ------------ -------------- ------------ ----------- -----------
DECEMBER 31, 2005                 34          182        216             243          48          152         659
----------------------------- ----------- ----------- ------------ -------------- ------------ ----------- -----------
Increases                          4            1          5              19           -           28          52
Releases on use                   (8)          (7)       (15)            (13)         (4)         (12)        (44)
Other releases                     -            -          -               -           -            -           -
Changes to scope of                -            -          -               -           -            -           -
consolidation
Translation and other              3          (18)       (15)             (9)        (15)          10         (29)
----------------------------- ----------- ----------- ------------ -------------- ------------ ----------- -----------
JUNE 30, 2006                     33          158        191             240          29          178         638
----------------------------- ----------- ----------- ------------ -------------- ------------ ----------- -----------
----------------------------- ----------- ----------- ------------ -------------- ------------ ----------- -----------
OF WHICH LONG-TERM                16          140        156             211          21          154         542
----------------------------- ----------- ----------- ------------ -------------- ------------ ----------- -----------
----------------------------- ----------- ----------- ------------ -------------- ------------ ----------- -----------
OF WHICH SHORT-TERM               17           18         35              29           8           24          96
----------------------------- ----------- ----------- ------------ -------------- ------------ ----------- -----------


CONTINGENT LIABILITIES

The Group is currently subject to a number of tax audits throughout the world, including an audit of the tax group headed by Publicis Groupe SA. The required provisions have been recognized in accordance with IAS 37 "Provisions, contingent liabilities and contingent assets".

14. FINANCIAL DEBT



---------------- ----------------------------------------------------------------------- ---------------- ---------------------
   Number of                               MILLIONS OF EUROS                              JUNE 30, 2006    DECEMBER 31, 2005
  securities
---------------- ----------------------------------------------------------------------- ---------------- ---------------------

                 BONDS (EXCLUDING ACCRUED INTEREST) ISSUED BY PUBLICIS GROUPE S.A.:
        750 000  Eurobond 4.125% - January 2012 (Effective rate 4.30%)                         750                750
      5 484 334  OCEANEs 2.75% - January 2018 (Effective rate 7.37%)                           234                278
     23 172 413  OCEANEs 0.75% - July 2008 (Effective rate 6.61%)                              597                580
      1 562 129  ORANEs 0.82% variable - September 2022 (Effective rate 8.50%)                  34                 36
            750  Bond convertible into IPG shares - 2% -  January 2007                           7                  7
                 OTHER DEBT:
                 Accrued interest                                                               20                 15
                 Other borrowings and lines of credit                                           25                 23
                 Bank overdrafts                                                                95                 95
                 Debt related to finance leases                                                104                112
                 Debt related to acquisition of shareholdings                                  109                 87
                 Debt arising from commitments to purchase minority interests                  167                154
---------------- ----------------------------------------------------------------------- ---------------- ---------------------
                 TOTAL FINANCIAL DEBT                                                            2 142           2 137
---------------- ----------------------------------------------------------------------- ---------------- ---------------------
                 OF WHICH LONG-TERM                                                              1 949           1 913
---------------- ----------------------------------------------------------------------- ---------------- ---------------------
                 OF WHICH SHORT-TERM                                                           193                224
---------------- ----------------------------------------------------------------------- ---------------- ---------------------


 In January 2006, a certain number of OCEANE 2018 bondholders exercised their right to redemption, leading Publicis Groupe SA to reimburse 1,149,587 bonds for a total amount of 51 M(euro) (including accrued interest). This buyback had no impact on shareholders' equity or on the income statement.

 Commitments to purchase minority interests, as well as earn-out clauses, are identified on a centralized basis and are valued on the basis of contractual clauses and the most recent available data as well as on projections for the relevant figures over the period.

 Changes in debt arising from commitments to purchase minority interests are presented hereafter:



              ---------------------------------------------------------------------------
                              MILLIONS OF EUROS                     DEBT ARISING FROM
                                                                     COMMITMENTS TO
                                                                    PURCHASE MINORITY
                                                                        INTERESTS
              ---------------------------------------------------------------------------
               AT DECEMBER 31, 2005                                        154
              ---------------------------------------------------------------------------
              Debts contracted in the period                               20
              Buyouts exercised                                            (5)
              Revaluation of the debt and translation                      (2)
              adjustments
              ---------------------------------------------------------------------------
               AT JUNE 30, 2006                                            167
              ---------------------------------------------------------------------------


Net financial debt, after deduction of cash and cash equivalents, is as follows:


-------------------------------------------------------------------------------------------------------------
                         MILLIONS OF EUROS                          JUNE 30, 2006         DECEMBER 31, 2005
-------------------------------------------------------------------------------------------------------------
 Financial debt (long and short-term)                                      2 142                   2 137
 Fair value of the derivative hedging net investment                       3                      59
 Fair value of derivatives on intercompany loans / borrowings             (1)                     (9)
 Cash and cash equivalents                                                (1 612)                 (1 980)
-------------------------------------------------------------------------------------------------------------
 NET FINANCIAL DEBT                                                      532                     207
-------------------------------------------------------------------------------------------------------------



ANALYSIS BY DATE OF MATURITY


----------------------------------------------------------------------------------------------------------------------
                                            JUNE 30, 2006                              DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------
     MILLIONS OF EUROS         TOTAL                 MATURITY                TOTAL               MATURITY
                                         ---------------------------------            --------------------------------
                                         LESS THAN  1 TO 5     MORE THAN              LESS      1 TO 5     MORE THAN
                                           1 YEAR     YEARS     5 YEARS               THAN 1      YEARS     5 YEARS
                                                                                        YEAR
----------------------------------------------------------------------------------------------------------------------
Bonds and other bank           1 762        145        614       1 003       1 784       173       611       1 000
borrowings
Debt related to finance
leases                          104          -          -         104         112         -         -         112
Debt related to                 109          36         63         10         87         29         46         12
acquisition of
shareholdings
Debt arising from               167          12        128         27         154        22         93         39
commitments to purchase
minority interests
----------------------------------------------------------------------------------------------------------------------
TOTAL                          2 142        193        805       1 144       2 137       224       750       1 163
----------------------------------------------------------------------------------------------------------------------



ANALYSIS BY CURRENCY


     ----------------------------------------------------------------- ----------------------- ---------------------
                             MILLIONS OF EUROS                             JUNE 30, 2006        DECEMBER 31, 2005
     ----------------------------------------------------------------- ----------------------- ---------------------
     Euros                                                                     1 083                      1 037
     US dollars                                                                   905                   956
     Other currencies                                                             154                   144
     ----------------------------------------------------------------- ----------------------- ---------------------
     TOTAL                                                                     2 142                      2 137
     ----------------------------------------------------------------- ----------------------- ---------------------


In order to hedge its net dollar-denominated assets, and thus to significantly reduce sensitivity of Group shareholders' equity to future exchange rate fluctuations between the euro and the US dollar, the Group swapped its 750M(euro) fixed rate Eurobond issued in January 2005 into 977 MUSD of fixed rate dollar debt. As a result, the Eurobond is considered to be dollar denominated debt.

ANALYSIS BY INTEREST RATE CATEGORY

The Group's financial indebtedness in comprised of fixed rate loans (93 % of gross financial debt at June 30, 2006, excluding debt related to acquisition of shareholdings and debt arising from commitments to purchase minority interests) at an average interest rate for the period of 5.74 % (this rate takes account of the additional interest related to the separate recognition of the debt and equity components of both the OCEANE convertible bonds and the ORANEs). Variable rate indebtedness, (approximately 7 % of indebtedness at June 30, 2006) incurred an average interest rate of 3.89 % in the half year period.


15. OFF-BALANCE SHEET COMMITMENTS


CONTRACTUAL COMMITMENTS



----------------------------------------------------------------------------------------------------------------------
                                            JUNE 30, 2006                              DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------
     MILLIONS OF EUROS         TOTAL                 MATURITY                TOTAL               MATURITY
                                         ---------------------------------            -------------------------------
                                         LESS THAN  1 TO 5     MORE THAN              LESS      1 TO 5     MORE THAN
                                           1 YEAR     YEARS     5 YEARS               THAN 1      YEARS     5 YEARS
                                                                                        YEAR
----------------------------------------------------------------------------------------------------------------------
COMMITMENTS GIVEN
Operating lease                1 325        242        711        372        1 309       290       676        343
commitments (1)
Commitments to sell
investments                      8           8          -          -           8          8         -          -
Guarantees                       86          30         42         14         113        50         42         21
----------------------------------------------------------------------------------------------------------------------
TOTAL                          1 419        280        753        386        1 430       348       718        364
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                            June 30, 2006                              December 31, 2005
----------------------------------------------------------------------------------------------------------------------
     MILLIONS OF EUROS         TOTAL                 MATURITY                TOTAL               MATURITY
                                         ---------------------------------            --------------------------------
                                         LESS THAN  1 TO 5     MORE THAN              LESS      1 TO 5     MORE THAN
                                           1 YEAR     YEARS     5 YEARS               THAN 1      YEARS     5 YEARS
                                                                                        YEAR
----------------------------------------------------------------------------------------------------------------------
COMMITMENTS RECEIVED
Sub-lease commitments  (1)       75          17         46         12         58         10         34         14
----------------------------------------------------------------------------------------------------------------------
TOTAL                            75          17         46         12         58         10         34         14
----------------------------------------------------------------------------------------------------------------------

(1) LEASE RENT EXPENSE (NET OF SUB-LEASE INCOME) WAS 92 M(EURO) IN THE FIRST
HALF OF 2006 (AS AGAINST 83 M(EURO) IN THE FIRST HALF OF 2005).



GUARANTEES

These include a guarantee of payment of real estate taxes and operating expenses relating to the Leo Burnett building in Chicago, for a total amount of 63 M(euro) over the period to 2012.

Other guarantees mainly concern guarantees given by Group companies to television networks and to governmental bodies in the context of tenders.


OTHER COMMERCIAL COMMITMENTS

----------------------------------------------------------------------------------------------------------------------
      MILLIONS OF EUROS                      JUNE 30, 2006                             DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------
                                TOTAL                MATURITY               TOTAL                MATURITY
                                         ---------------------------------           ---------------------------------
                                         LESS THAN  1 TO 5     MORE THAN             LESS THAN  1 TO 5     MORE THAN
                                           1 YEAR     YEARS     5 YEARS                1 YEAR     YEARS     5 YEARS
----------------------------------------------------------------------------------------------------------------------

COMMITMENTS RECEIVED
Unutilized credit lines          1 526      491      1 035         -         1 609      574        1 035       -

COMMITMENTS GIVEN
Other commercial commitments
                                  55         24         31         -          -          -          -          -
----------------------------------------------------------------------------------------------------------------------


OTHER COMMERCIAL COMMITMENTS
These are composed, for 40 M(euro), of minimum guaranteed fees in the context of outdoor advertising contracts


COMMITMENTS UNDER FINANCE LEASE ARRANGEMENTS

The reconciliation between future minimum payments required under finance lease contracts and the present value of net minimum lease payments is as follows:


----------------------------------------------------------------------------------------------------------------------
      MILLIONS OF EUROS                      JUNE 30, 2006                             DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------
                                TOTAL                MATURITY               TOTAL                MATURITY
                                         ---------------------------------           ---------------------------------
                                         LESS THAN  1 TO 5     MORE THAN             LESS THAN  1 TO 5     MORE THAN
                                           1 YEAR     YEARS     5 YEARS                1 YEAR     YEARS     5 YEARS
----------------------------------------------------------------------------------------------------------------------
Minimum payments                 316         9          39        268        345         10         41        294

Effect of discounting           (212)       (9)        (39)      (164)      (233)       (10)       (41)      (182)
----------------------------------------------------------------------------------------------------------------------

PRESENT VALUE OF MINIMUM         104         -          -         104        112         -          -         112
PAYMENTS
----------------------------------------------------------------------------------------------------------------------



COMMITMENTS RELATED TO BONDS, ORANES AND EQUITY WARRANTS


These are the same as at December 31, 2005 with the exceptions of:

- Shares to be issued in the case of a request for conversion of the OCEANE 2018, following the exercise by certain bondholders of their redemption right in January 2006. At June 30, 2006, the number of shares to be issued in the case of a request for conversion of all the bonds is 5,484,334 (as against 6,633,921 shares at December 31, 2005),

- The equity warrants, following the public buyback offer initiated by Publicis in January 2006 which closed on February 14, 2006. At June 30, 2006, 5,602,699 equity warrants providing a right o subscribe for an equivalent number of Publicis shares are in circulation (as against 27,709,748 shares at December 31, 2005).

16. FINANCIAL INSTRUMENTS

FAIR VALUE

The table below sets out a comparison, by category of assets and liabilities, of the carrying amounts and the fair values of all the Group's financial instruments at June 30, 2006 (except for receivables and payables).

Financial assets belonging to the "held-for-trading" and "available-for-sale" categories are already valued at fair value in the financial statements.

Financial debts are valued at amortized cost in the financial statements, in accordance with the effective interest rate method.


                --------------------------------------------------------------------------------------------------------------------
                           MILLIONS OF EUROS                        JUNE 30, 2006                       DECEMBER 31, 2005
                                                         ---------------------------------------------------------------------------
                                                          CARRYING AMOUNT      FAIR VALUE      CARRYING AMOUNT       FAIR VALUE
                --------------------------------------------------------------------------------------------------------------------
                FINANCIAL ASSETS:
                Cash and cash equivalents                           1 612             1 612              1 980              1 980
                Available-for-sale assets (IPG and                 39                39                 48                 48
                others)
                Other financial assets                             71                71                 70                 70
                Derivatives in asset position                      57                57                 39                 39
                --------------------------------------------------------------------------------------------------------------------
                FINANCIAL LIABILITIES:
                Convertible bonds (OCEANEs) - debt                831               838                858                912
                component
                ORANEs - debt component                            34                48                 36                 48
                Eurobond                                          750               764                750                804
                Debt related to finance leases                    104               160                112                184
                Commitments to purchase minority                  276               276                241                241
                commitments and earn-outs payable
                Other loans                                       147               147                140                140
                Derivatives in liability position                  60                60                 89                 89
                --------------------------------------------------------------------------------------------------------------------


The fair value of the Eurobond and of the debt components of convertible bonds and ORANEs has been calculated by discounting the expected future cash flows at market interest rates.

17. SEGMENT REPORTING

INFORMATION BY GEOGRAPHICAL AREA

The information is calculated on the basis of location of the agencies.



------------------------------------------------------------------------------------------------------------------
              MILLIONS OF EUROS                    EUROPE        NORTH AMERICA     REST OF THE         TOTAL
                                                                                      WORLD
------------------------------------------------------------------------------------------------------------------

JUNE 2006
INCOME STATEMENT ITEMS:
Revenue (1)                                           820              922               380                2 122
Depreciation and amortization expense                 (21)             (24)               (8)             (53)
(excluding intangibles arising on
acquisition)
Operating margin                                      107              170                46              323
Amortization of intangibles arising on                 (4)              (7)               (1)             (12)
acquisition
Impairment                                              -                -                 -                -
Equity in net income of non-consolidated               16                1                 -               17
companies
BALANCE SHEET ITEMS:
Goodwill and intangible assets, net                     1 138            1 753           673                3 564
Property and equipment, net                           299              190                61              550
Deferred tax assets                                    63              124                21              208
Investments accounted for by the equity                32               12                 2               46
method
Other financial assets                                 37               59                14              110
Current assets (liabilities) (2)                     (109)              (1 019)         (146)              (1 274)
Deferred tax liabilities                             (105)             (48)              (41)            (194)
Long-term provisions                                 (195)             (328)             (19)            (542)
DISCLOSURES IN RESPECT OF THE CASH FLOW
STATEMENT:
Purchases of property and equipment and              (20)              (9)              (7)             (36)
intangible assets
Purchases of investments and other financial          -                (4)               -               (4)
assets, net
Acquisitions of subsidiaries                         (24)              (1)              (14)            (39)
Non-cash expenses on stock options and                3                 3                1                7
similar items
Other non-cash income and expenses                    4                 4                -                8
------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------
              MILLIONS OF EUROS                    EUROPE        NORTH AMERICA     REST OF THE         TOTAL
                                                                                      WORLD
------------------------------------------------------------------------------------------------------------------

2005
INCOME STATEMENT ITEMS:
Revenue (1)                                             1 647            1 763           717                4 127
Depreciation and amortization expense                 (49)             (49)              (18)            (116)
(excluding intangibles arising on
acquisition)
Operating margin                                      238              315                96              649
Amortization of intangibles arising on                 (7)             (13)               (3)             (23)
acquisition
Impairment                                            (20)             (11)               (2)             (33)
Equity in net income of non-consolidated                9                1                 1               11
companies
BALANCE SHEET ITEMS:
Goodwill and intangible assets, net                     1 209            1 890           547                3 646
Property and equipment, net                           299              225                56              580
Deferred tax assets                                    41              157                18              216
Investments accounted for by the equity                21               10                 2               33
method
Other financial assets                                 36               70                12              118
Current assets (liabilities) (2)                     (188)              (1 111)         (273)              (1 572)
Deferred tax liabilities                             (104)             (75)              (41)            (220)
Long-term provisions                                 (189)             (345)              (5)            (539)
DISCLOSURES IN RESPECT OF THE CASH FLOW
STATEMENT:
Purchases of property and equipment and              (38)             (30)              (15)            (83)
intangible assets
Purchases of investments and other financial          4                 2                1                7
assets, net
Acquisitions of subsidiaries                         (46)             (12)              (13)            (71)
Non-cash expenses on stock options and                8                 8                4               20
similar items
Other non-cash income and expenses                    2                 9                -               11
------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------
                                                                 NORTH AMERICA     REST OF THE
              MILLIONS OF EUROS                    EUROPE                             WORLD            TOTAL
------------------------------------------------------------------------------------------------------------------

JUNE 2005
INCOME STATEMENT ITEMS:
Revenue (1)                                           786              829               317                1 932
Depreciation and amortization expense                 (23)             (23)               (8)             (54)
(excluding intangibles arising on
acquisition)
Operating margin                                       96              153                39              288
Amortization of intangibles arising on                 (3)              (6)               (2)             (11)
acquisition
Impairment                                              -                -                 -                -
Equity in net income of non-consolidated                2                3                 -                5
companies
DISCLOSURES IN RESPECT OF THE CASH FLOW
STATEMENT:
Purchases of property and equipment and               (16)             (11)              (7)             (34)
intangible assets
Purchases of investments and other financial          (2)                -                -               (2)
assets, net
Acquisitions of subsidiaries                          (19)             (10)              (6)             (35)
Non-cash expenses on stock options and                 4                 4                2               10
similar items
Other non-cash income and expenses                     1                 5                -                6
------------------------------------------------------------------------------------------------------------------
(1)      AS A RESULT OF THE MANNER IN WHICH THIS INDICATOR IS CALCULATED
         (DIFFERENCE BETWEEN BILLINGS AND COST OF BILLINGS), NO ELIMINATIONS ARE
         REQUIRED BETWEEN THE DIFFERENT ZONES.
(2)      CURRENT ASSETS (LIABILITIES) ARE COMPRISED OF THE FOLLOWING BALANCE
         SHEET CAPTIONS: INVENTORIES AND COSTS BILLABLE TO CLIENTS, ACCOUNTS
         RECEIVABLE, OTHER RECEIVABLES AND OTHER CURRENT ASSETS, ACCOUNTS
         PAYABLE, INCOME TAXES PAYABLE, SHORT-TERM PROVISIONS AND OTHER
         CREDITORS AND OTHER CURRENT LIABILITIES.



SEGMENT REPORTING

After performing detailed analysis of risks and profitability by area of business in accordance with IAS 14 "Segment reporting", the Group considers that it operates in a single segment.

The Group's operational structure does not correspond to a coherent configuration of companies by standard types of business or discipline. This structure, which has been in the making for several years, is designed to provide the Group's clients with a global, holistic service offering involving all disciplines.

Segmented presentation by standard types of business or discipline does not correspond to the current Group structure.

18. PUBLICIS GROUPE S.A. STOCK OPTIONS

DESCRIPTION OF EXISTING PLANS

The stock option plans are the same as those which were in existence at December 31, 2005.


1- STOCK OPTION PLANS ORIGINATED BY PUBLICIS

CHARACTERISTICS OF PUBLICIS STOCK OPTION PLAN IN PROGRESS AT JUNE 30, 2006


----------------------------------------------------------------------------------------------------------------------------------
                                                             EXERCISE     OUTSTANDING      OF WHICH    EXPIRY        REMAINING
 SHARES WITH 0.40 PAR VALUE   TYPE OF OPTION DATE OF GRANT   PRICE OF     OPTIONS AT     EXERCISABLE      DATE      CONTRACTUAL
                                                           OPTIONS ((EURO))     30/06/06      AT 30/06/06            LIFE (IN YEARS)
----------------------------------------------------------------------------------------------------------------------------------
7th tranche(1)                 Subscription   10/03/1997          5.63          25 600         25 600       2007       0.71
8th tranche                    Subscription   11/03/1998          8.66          40 500         40 500       2008       1.69
9th tranche                    Subscription   04/11/1998         10.24         280 000        280 000       2008       2.34
10th tranche                     Purchase     07/09/2000         43.55         100 000        100 000       2010       4.18
11th tranche                     Purchase     23/04/2001         33.18         380 000        380 000       2011       4.81
13th tranche                     Purchase     18/01/2002         29.79         104 600        104 600       2012       5.55
14th tranche                     Purchase     10/06/2002         32.43           5 000          5 000       2012       5.94
15th tranche                     Purchase     08/07/2002         29.79         220 000              -       2012       6.02
16th tranche                     Purchase     28/08/2003         24.82         517 067              -       2013       7.15
17th tranche(2)                  Purchase     28/08/2003         24.82       6 564 758      3 282 539       2013       7.15
18th tranche                     Purchase     28/09/2004         24.82          11 000              -       2014       8.24
19th tranche(2)                  Purchase     28/09/2004         24.82       1 783 160        891 612       2014       8.24
20th tranche(2)                  Purchase     24/05/2005         24.76         843 301        421 661       2015       8.89
----------------------------------------------------------------------------------------------------------------------------------
TOTAL OF ALL TRANCHES                                                       10 874 986      5 531 512
Average exercise price ((euro))                                                  24.95          24.88
----------------------------------------------------------------------------------------------------------------------------------

(1) AFTER A TECHNICAL CORRECTION OF THE BALANCE OF OUTSTANDING OPTIONS UNDER THE
7TH TRANCHE AT 31/12/2000 (+ 20 190 OPTIONS).
(2) CONDITIONAL OPTIONS WHOSE
EXERCISE IS SUBJECT TO MEETING OBJECTIVES OVER THE COURSE OF A 3 YEAR PLAN


MOVEMENTS IN THE HALF YEAR PERIOD ON PUBLICIS STOCK OPTION PLANS


----------------------------------------------------------------------------------------------------------
                                                                                   OPTIONS
                                                                                  CANCELLED
                                                        OPTIONS       OPTIONS     OR LAPSED
SHARES WITH 0.40 PAR VALUE  EXERCISE    OUTSTANDING    GRANTED IN  EXERCISED IN     IN THE    OUTSTANDING
                            PRICE        OPTIONS AT    THE FIRST     THE FIRST    FIRST HALF  OPTIONS AT
                             (EUROS)       31/12/2005 HALF OF 2006 HALF OF 2006    OF 2006    30/06/2006
----------------------------------------------------------------------------------------------------------
6th tranche                       4.91         12 870                               (12 870 )           0
7th tranche (1)                   5.63         25 600                                              25 600
8th tranche                       8.66         40 500                                              40 500
9th tranche                      10.24        282 500                    (2 500)                  280 000
10th tranche                     43.55        100 000                                             100 000
11th tranche                     33.18        380 000                                             380 000
13th tranche                     29.79        104 600                                             104 600
14th tranche                     32.43          5 000                                               5 000
15th tranche                     29.79        220 000                                             220 000
16th tranche                     24.82        517 067                                             517 067
17th tranche                     24.82      7 010 200                               (445 442)   6 564 758
18th tranche                     24.82         11 000                                              11 000
19th tranche                     24.82      1 832 186                                (49 026)   1 783 160
20th tranche                     24.76        887 975                                (44 674)     843 301
----------------------------------------------------------------------------------------------------------
TOTAL OF ALL TRANCHES                      11 429 498            0       (2 500)    (552 012)  10 874 986
Average exercise price ((euro))                  24.92                    10.24        24.35       24.95
Average share price on                                                    31,49
exercise ((euro))
----------------------------------------------------------------------------------------------------------

(1 ) AFTER A TECHNICAL CORRECTION OF THE BALANCE OF OUTSTANDING OPTIONS UNDER THE 7TH TRANCHE AT 31/12/2000 (+ 20 190 OPTIONS)



2- STOCK OPTION PLANS ORIGINALLY PUT IN PLACE BY NELSON

On the acquisition of Nelson, these plans were converted into Publicis share purchase option plans.



--------------------------------------------------------------------------------------------------------------------
    TYPE OF OPTION     EXERCISE   OUTSTANDING   OPTIONS    OPTIONS      OUTSTANDING   OF WHICH      EXPIRY    REMAINING
                       PRICE OF   OPTIONS AT    EXERCISED  CANCELLED    OPTIONS AT    EXERCISABLE   DATE      CONTRACTUAL
                       OPTIONS    31/12/2005    IN THE     OR LAPSED    30/06/2006    AT JUNE 30,             LIFE (IN YEARS)
                                                FIRST HALF IN THE FIRST               2006
                                                OF 2006    HALF OF 2006
--------------------------------------------------------------------------------------------------------------------
Purchase
                         $24.40    47 623       32 950      -            14 673       14 673      2008        2.1
--------------------------------------------------------------------------------------------------------------------
Average exercise price             $24.40       $24.40                   $ 24.40      $24.40
Average share price                            (euro)31.49
on exercise
--------------------------------------------------------------------------------------------------------------------




IMPACT OF STOCK OPTION PLANS ON THE INCOME STATEMENT FOR THE HALF YEAR PERIOD



The total impact of Publicis stock option plans on the income statement for the first half of 2006 is 7M(euro), excluding tax and social security expenses, as against 20 M(euro) for full year 2005 and 10 M(euro) for the first half of 2005 (see note 3 - Personnel expenses).

During the second quarter of 2006, the conditions of achievement of the objectives of the LTIP 2003-2005 ("Long Term Incentive Plan") were reviewed. The final percentage grant that resulted from this review was 98.92 %. As the expense had previously been calculated on the basis of a 100% grant, it was adjusted in the financial statements for the first half of 2006.

19. POST-BALANCE SHEET EVENTS

No material event requiring disclosure has occurred since the balance sheet date.

BUSINESS HIGHLIGHTS
FOR THE FIRST HALF ENDED JUNE 30, 2006

Publicis Groupe turned in a very satisfactory performance for the first half of 2006, benefiting from a favourable market context and the new accounts booked in 2005. Organic growth reached 6.8%, buoyed by the contributions of media and healthcare communications as well as the performance of Saatchi & Saatchi in advertising. New business was strong with new accounts totalling over $3 billion, but the net gain was limited to $1.6 billion as a result of the loss of accounts including Cadillac and Procter & Gamble/Old Spice in advertising, and Sprint and Nokia (Asia) in media, as well as reduced business flows on some accounts, among them the advertising accounts for Hewlett Packard's PSG division in North America/Latin America and EMEA. Also worth noting, the sharp decline observed in new business activity in 2006 marks a return to normal compared to 2004 and 2005, when several exceptionally large accounts were put out for review.


In creative terms, a major achievement this year came at the 53rd annual International Advertising Festival in Cannes, when Publicis Groupe swept nearly 100 Lions -- 94 to be precise -- up from 66 last year. Awards included 2 Grand Prix, 23 Gold, 21 Silver, 43 Bronze and 3 Promo Lions, the last an all-new category. The Group also won a Young Creative Award and a Special Award.


Saatchi & Saatchi was the Group's top-ranked network with 37 awards, and came in second overall in the Festival, just a few points short of the winner. It was followed by Leo Burnett with 29 Lions, then Publicis, with 16 -- its best performance ever, with Marcel, not even a year old, already in the winner's circle. Fallon won four Lions, including the Grand Prix in outdoor advertising, and BBH one Lion. Starcom MediaVest Group and ZenithOptimedia received awards for press advertising. Altogether, Publicis Groupe ranked third this year, behind Omnicom and WPP. At the same time it led the Festival in the film category and all networks in Asia-Pacific turned in impressive performances, notably Australia and Singapore. Finally, Publicis Groupe brought home the most awards in pro bono campaigns, underscoring our agencies' commitment to promoting humanitarian and public-interest causes.


Turning to acquisitions, the first half saw the closing of the acquisition of Solutions, India's number-one marketing services agency, plus the acquisitions of Betterway, a leader for marketing services in China; of Duval Guillaume, the leading independent marketing services and advertising agency in Belgium; and a majority interest in Capital MS&L, a financial communications agency in the UK. The Group also finalized the acquisition of a majority stake in Turkish communications and advertising agencies Yorum, Allmedia, Bold and Zone, bringing some of the most creative and dynamic agencies in Turkey into the Publicis network.


In new technologies, the period saw the launch of Denuo, a major strategic initiative aimed at anticipating and building on the fast-moving world of interactive digital communications. Denuo rests on three pillars: strategic consultancy, development of all-new solutions, and investment in partnerships. This unique new unit -- the only one of its kind in the sector -- is headed by Rishad Tobaccowala, Chief Innovation Officer of Publicis Groupe Media (PGM) and has operations in Chicago and New York. Operating at the heart of the Group, Denuo will be able to work in liaison with networks or as an outside supplier to enhance solutions on offer, and can also serve its own stable of clients directly.

At the same time Publicis Groupe and Simon Property Group, Inc., a leading North American contender in commercial real estate, announced the launch of OnSpot Digital Network, a new high-resolution digital cable network showing life-style reports, news, special features and general advertising in shopping centers/malls operated by Simon Malls in New York, Los Angeles, Chicago and other major US cities. Between now and the end of the summer, OnSpot Digital Network will broadcast this content on around 2,000 screens in 50 of Simon Malls largest centers, covering most of the top 10 US cities.

Another important development is a closer alliance between Publicis Groupe and Dentsu Inc., who on February 15 -- "Alliance Day" -- announced a commercial agreement under which Paname in France and BMZ+more in Germany will serve as a focal point for Japanese advertisers on these two national markets.

In January, Publicis Groupe made a public offer for the purchase of all the 27,709,748 outstanding equity warrants issued in 2002 in connection with the Bcom3 acquisition. The offer was highly successful with 22.1 million warrants or 79.78% of the total tendered in response and eliminated. At a unit price of
(euro)9 per warrant, the transaction represented a total outlay of (euro)199 million. Also in January, holders of the OCEANE convertible issue maturing in 2018 exercised put options, eliminating a further 6.5% of the total issue representing a potential 1.1 million new shares. This closed the process of balance-sheet simplification initiated in September 2004, under which a total of 35 million potential shares were eliminated.


STATEMENT OF INCOME


REVENUES

Consolidated revenues of Publicis Groupe showed a rise of nearly 10% from
(euro)1,932 million in the first half of 2005 to (euro)2,122 million in the first six months of this year. This was essentially attributable to organic growth of 6.8%, with the negative net impact of changes in the scope of consolidation limited to (euro)4 million and translation of revenues from businesses outside the euro zone making a positive contribution of (euro)59 million. The average euro value of the dollar showed a rise of 4.6% from the first half of 2005 to the first half of 2006. In the first quarter organic growth stood at 6.3%, accelerating to 7.3% in the second quarter.


OPERATING MARGIN

Group operating margin before depreciation and amortization rose 10% from
(euro)342 million in the first half of 2005 to (euro)376 million in the first half of this year. Payroll expense rose more quickly than revenues to reach
(euro)1,304 million in the first half of 2006, or 61.4% of revenues. This represents a 45 basis-point rise from year-end 2005 (61% in the first half
2005), mainly attributable to recruitment to serve new accounts won in 2005 and upgrading of some teams. The 12-month rise in group employees was 6.2%. In contrast, other operating expense eased 50 basis points from 21.3% to 20.8% of revenues, although showing a rise from (euro)412 million to (euro)442 million in absolute terms. All told, operating expense including payroll and other charges held practically steady from one year to the next.


Depreciation and amortization for the period came to (euro)53 million, an amount little changed from the previous year in absolute value, but down 30 basis points as a percentage of revenue.


Operating margin came to (euro)323 million, showing a rise of 12.2% from
(euro)288 million in the same period of 2005, while the operating margin rate (operating margin/revenues) rose 30 basis points from 14.9% to 15.2%. This improvement is primarily due to the decline in the relative weight of depreciation and amortization and other operating expenses. After amortization of acquisition-related intangibles, which was practically on a par with the previous year, and a net (euro)1 million non-recurring capital gain on divestments (compared with a (euro)26 million charge in the first half of 2005), operating income for the six-month period came to (euro)312 million, showing a rise of +24.3% from (euro)251 million in 2005. Operating income in the first half of 2005 included a non-recurring charge of (euro)22 million relating to the capital loss on the early redemption of 2018 OCEANE convertible bonds.


OTHER INCOME STATEMENT ITEMS

Financial results consisting of the cost of net financial debt and other financial items represented a net charge of (euro)(32) million, showing a substantial (euro)13 million decline from (euro)(45) million in the first half of 2005. This resulted primarily from a rise in financial income combined with a reduction in the charge for 2018 convertible bonds following major redemptions in 2005 and early 2006.

The effective tax rate showed a steep decline from 33% to 31%, reflecting the continuation of the efforts to optimize tax positions and simplify legal structures. The tax charge for the period was (euro)87 million compared with
(euro)68 million in the first half of 2005.


The contribution from companies accounted for under the equity method reached a record (euro)17 million compared with (euro)5 million in the first half of 2005, driven by iSe's sale of hospitality programs for the Football World Cup.


Minority interests came to (euro)15 million, compared with (euro)13 million in 2005.


Altogether net income excluding minority interests totalled (euro)195 million for the period compared with (euro)130 million in 2005, a rise of 50%. EPS stood at (euro)0.93 vs. (euro)0.62 in 2005, in line with growth in net earnings. Diluted EPS rose 43% from (euro)0.61 in the first half of 2005 to (euro)0.87 in the first half of 2006. Headline diluted EPS was up 27% at (euro)0.90.


REVENUES BY GEOGRAPHICAL AREA


First-half revenues were up in all the regions of the world where the Group does business, with overall organic growth of 6.8% breaking down as follows:

         +4.8% in Europe
         +6.6% in North America
         +7.6% in the Asia-Pacific area
         +11.1% in Latin America
         +39.5% in Africa and the Middle East.

New advertising accounts booked in 2005 boosted performances in a number of regions, while strong growth in media and healthcare communications business mainly benefited North American operations and, to a lesser extent, Europe.

o       * EUROPE


Overall organic growth in Europe came to 4.8% for the first half with revenues at (euro)820 million. Most networks made a positive contribution, although Leo Burnett was an exception, reflecting the impact of cuts in Fiat's advertising spending on several markets and management changes adversely affecting business in a number of countries in continental Europe. Strongest performances were from Saatchi & Saatchi, Starcom MediaVest, ZenithOptimedia and PHCG, which benefited from new accounts or increased spending from some existing clients. Market growth was quickest in the UK, Northern Europe and Eastern Europe, with Russia a main source of momentum. France reported modest growth, while Italy had a fairly buoyant half year. Spain was the toughest market with business down slightly on 2005.

o        * NORTH AMERICA


Organic growth for the first half came to 6.6%, setting revenues at (euro)922 million. This strong showing is attributable in particular to media buying and consulting business through ZenithOptimedia and Starcom MediaVest, as well as good performances in healthcare communications. In addition, Saatchi & Saatchi and Kaplan Thaler Group both did well, benefiting from large new accounts won in 2005 as well as increased spending by some existing clients. Leo Burnett, under the leadership of a new management team since the beginning of 2005, continued its recovery, but nonetheless felt the first effects of its loss of the US Army account. Fallon reported a decline in revenues reflecting the loss of large accounts including BMW, Dyson and Lee Jeans, as well as major shifts in management. Finally, Publicis USA suffered a steep decline in revenues, with no new accounts to offset those lost.

o        * REST OF THE WORLD


Organic revenue growth for the rest of the world taken as a whole came to 12%, reflecting rises of 7.6% for the Asia-Pacific area, 11.1% for Latin America, and 39.5% for Africa and the Middle East. Together, these set revenues at (euro)380 million. The Group's three main networks all contributed, benefiting from both new accounts and firm demand, particularly from global clients. Advertising networks as well as media buying and consultancy networks both did well. Growth was strongest in India and Argentina.


BALANCE SHEET AND FINANCING


Consolidated shareholders' equity excluding minority interests declined from
(euro)2,085 million at December 31, 2005 to (euro)1,917 million at June 30, 2006, while minority interests were practically unchanged at (euro)21 million ((euro)20 million at year-end 2005). The decline in shareholders' equity was principally attributable to the redemption of 80% of the equity warrants issued in connection with the Bcom3 acquisition in 2002, a transaction carried out in February 2006 following a public offer.


Net financial debt was up from (euro)207 million at December 31, 2005 to
(euro)532 million at June 30, 2006, a steep rise principally due to the seasonal nature of cash flow, with cash and marketable securities down from (euro)1,980 million at December 31 to (euro)1,612 million at June 30. Yet compared with the situation one year earlier, net debt was nearly halved from (euro)967 million to
(euro)532 million. The ratio of net debt to shareholders' equity thus rose from
0.10 at December 31, 2005 to 0.27 at June 30, 2006, although this compares with
0.53 on June 30, 2005.

Gross debt, amounting to (euro)2,187 million at December 31, 2005, declined by
(euro)43 million over the period, in particular due to further redemption of 2018 OCEANE convertible bonds with the partial exercise of holders' puts. But the most significant change was in average net debt, down (euro)352 million from the same period of last year, standing at (euro)676 million. This reduction was due in particular to an improvement in average working capital requirement over the period.

Available liquidity totalled (euro)3,138 million at June 30, 2006 including
(euro)1,612 million in cash and (euro)1,526 million in credit lines.


There was no major change in other items in the consolidated balance sheet.


Net cash from operating activities was (euro)4 million in the first half of 2006, compared with (euro)(325) million in the same period of 2005. Working capital requirement deteriorated by (euro)243 million after a (euro)74 million improvement in 2005. The deterioration is a seasonal trend observed regularly in the first half, and was significantly stronger in the first half of 2005, at
(euro)536 million. This was due in part to a (euro)134 million improvement in average working capital requirement over the period.


Restructuring expense came to (euro)9 million, after (euro)18 million in the first six months of 2005. Tax paid stood at (euro)119 million with the difference between this amount and the (euro)(32) million charge appearing on the income statement due in particular to the use of loss carryforwards from previous years. Interest paid came to (euro)41 million compared with (euro)55 million in the first half of 2005.


Net cash flows relating to investment activities reflect the impact of purchases and disposals of tangible and intangible assets, acquisitions of long-term financial investments, and acquisitions and divestments of subsidiaries. In the first half this represented a cash outflow of (euro)71 million compared with
(euro)68 million in the same period of 2005. Net capital expenditure was limited to (euro)39 million compared with (euro)33 million in 2005, and acquisitions of subsidiaries net of divestments represented an investment of (euro)32 million compared with (euro)35 million. Transactions during the period included the acquisitions of Solutions in India, Duval Guillaume in Belgium, Pole Nord in France and Geller Nessis in Israel, as well as increased interests in some other businesses, continued earn-out and buyout payments, and the sale of Sopact.


Net cash relating to financing transactions, which includes dividend payments, changes in loans and transactions in the shares and equity warrants issued by the company, represented an outflow of (euro)268 million in the first half of 2006 compared with an inflow of (euro)296 million in the same period of 2005. This reflects the purchase of equity warrants for an amount of (euro)199 million and a total outlay of (euro)45 million for redemption of net debt, essentially the 2018 OCEANE convertible issue following the partial exercise of holders' puts in January.

OUTLOOK


Prospects for communications business in 2006 are favorable in most geographical regions, including Europe, where growth trends remain uneven from one country to the next. With the benefit of this environment, the expansion of clients' operations and, most importantly, the large amounts of new business won in 2005, Publicis Groupe should enjoy continued support for revenue throughout 2006. Operating margin should also improve over the year as a whole and efforts to reduce average net debt continue. A priority for allocations of cash generated by operations will be to quicken the pace of targeted acquisitions, particularly in the field of SAMS and in emerging markets.

STATUTORY AUDITOR'S REPORT ON INTERIM FINANCIAL INFORMATION 2006



In our capacity as statutory auditors and in accordance with Article L.232-7 of French Company Law (Code de Commerce), we have performed the following procedures:
|X| A limited review of the interim condensed consolidated financial statements of Publicis Groupe S.A for the six-month period ended June 30, 2006.
|X| An examination of the information provided in the Company's interim report.

The interim condensed consolidated financial statements were prepared under the responsibility of the Board of Directors (Directoire). Our responsibility is to express a conclusion on these interim financial statements based on our limited review.

We conducted our limited review in accordance with French auditing standards. A limited review of interim financial statements consists of obtaining information considered necessary, primarily from persons responsible for financial and accounting matters, and applying analytical and other appropriate procedures. A limited review is substantially less in scope than an audit conducted in accordance with French auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our limited review, we have not identified any material errors that would cause us to believe that the interim condensed consolidated financial statements did not comply, in all material respects, with IAS 34 -the IFRS standard relating to interim financial reporting adopted by the European Union.

We have also examined, in accordance with French professional standards, the information contained in the interim report on the interim condensed consolidated financial statements that were the subject of our review.

We have nothing to report with respect to the fairness of such information and its consistency with the interim condensed consolidated financial statements.



Paris, July 28, 2006


                               Statutory Auditors


        Mazars & Guerard                                Ernst & Young Audit



Philippe Castagnac    Isabelle Massa         Bruno Perrin       Valerie Descleve




--------------------------------------------------------------------------------
The English language version of this document is a free translation from the original, which was prepared in French. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation, views or opinion expressed therein, the original language version of the document in French takes precedence over the translation.